Exhibit 99(b)

SCHERING-PLOUGH REPORTS SALES, EARNINGS
FOR 2001 FIRST QUARTER

2001 First Quarter Diluted Earnings Per Share Down 10% to 38 cents

KENILWORTH, N.J., April 17, 2001 - Schering-Plough Corporation (NYSE: SGP) today reported that first quarter 2001 diluted earnings per share declined 10 percent to 38 cents on net income of $564 million versus 42 cents per share on net income of $628 million in 2000. First quarter 2001 sales of $2.3 billion were 3 percent lower than last year's $2.4 billion. Excluding exchange, first quarter sales decreased 1 percent.

The company had projected in a Feb. 15, 2001, press release reporting on manufacturing process and control issues and facility inspections by the U.S. Food and Drug Administration (FDA) that first quarter sales and earnings would be lower than expected. In the release, the company stated that first quarter 2001 diluted earnings per share would be lower by as much as 15 percent versus the prior year's first quarter.

"Schering-Plough is moving aggressively and deliberately to resolve the manufacturing issues that affected our performance in the first quarter," said Richard Jay Kogan, chairman and chief executive officer. "We have responded to the FDA's facility inspection reports, continue to work on completing our Good Manufacturing Practices (GMP) initiatives, have undertaken major organizational changes in manufacturing and control operations, and are developing a comprehensive plan that will incorporate the initiatives already begun and establish systems for sustaining GMP compliance throughout the organization. Further, we have retained consultants to assist in designing, implementing and auditing these improvements," he said.

In the 2001 first quarter, worldwide pharmaceutical sales totaled $1.9 billion, down 3 percent (down 1 percent when foreign exchange is excluded). Lower sales for the first quarter 2001 were recorded in all of the major therapeutic categories except anti-infective/anticancer, where higher sales were achieved. Worldwide sales of the CLARITIN (loratadine) nonsedating antihistamine line, the world's No. 1 antihistamine, grew 8 percent to $718 million. First quarter 2001 worldwide sales of NASONEX (mometasone furoate monohydrate) Nasal Spray, a once-daily nasal-inhaled steroid for allergies, increased 13 percent to $92 million. Combined sales of the anti-infective/anticancer agent INTRON A (interferon alfa-2b); PEG-INTRON (peginterferon alfa-2b), a longer-acting form of INTRON A; and REBETRON Combination Therapy containing INTRON A and REBETOL (ribavirin, USP) Capsules, totaled $326 million, down 3 percent versus the comparable year-ago period.

Also contributing to first quarter worldwide sales were TEMODAR (temozolomide), for treating certain types of brain tumors, with sales of $43 million; INTEGRILIN (eptifibatide) Injection, a glycoprotein platelet aggregation inhibitor for the treatment of patients with acute coronary syndromes, up 38 percent to $38 million; and REMICADE (infliximab), for the treatment of rheumatoid arthritis and Crohn's disease, with higher sales of $27 million.

U.S. pharmaceutical sales in the 2001 first quarter totaled $1.2 billion, down 8 percent versus the 2000 period. In allergy/respiratory, first quarter 2001 U.S. sales of the CLARITIN line were $610 million, up 11 percent, with growth benefiting from an expanding antihistamine market. Domestic sales of NASONEX increased 2 percent to $63 million in the first quarter 2001. Sales of the VANCERIL (beclomethasone dipropionate) line of orally inhaled steroids for asthma and of VANCENASE (beclomethasone dipropionate) Nasal Spray, the company's predecessor nasal-inhaled steroid for allergies, were down sharply due to manufacturing issues. In anti-infective/anticancer, U.S. combined sales of INTRON A, PEG-INTRON and REBETRON Combination Therapy totaled $187 million, down 4 percent, reflecting a slowing in the hepatitis C market attributable to the anticipated approval of newer therapies. Sales of dermatologicals, including LOTRISONE (clotrimazole and betamethasone dipropionate), a topical antifungal/anti-inflammatory, were down due to changes in the timing of trade buying. Reflecting increased utilization, first quarter domestic sales of TEMODAR rose to $26 million and, in cardiovasculars, sales of INTEGRILIN increased 30 percent to $34 million.

International pharmaceutical sales in the 2001 first quarter increased 4 percent (up 11 percent when foreign exchange is excluded) to $783 million. International sales were led by, in allergy/respiratory, NASONEX, with sales of $29 million, up 52 percent; and, in anti-infective/anticancer, TEMODAR, with sales of $17 million, up 58 percent, and REMICADE. International combined sales of INTRON A (including combination therapy with REBETOL and PEG-INTRON) totaled $139 million, down 2 percent versus the comparable 2000 period.

First quarter sales of animal health products were down 2 percent (up 2 percent when foreign exchange is excluded). Sales of Schering-Plough's foot care and sun care product categories were down versus the comparable 2000 period. Sales of over-the-counter (OTC) products were up versus the comparable 2000 period.

"Schering-Plough remains a strong and highly effective organization, as reflected in the success of our marketing programs and advances in our research pipeline," added Kogan. "We have a proven ability to overcome challenges and achieve our objectives, and we look forward to growing our business and rewarding the confidence of our shareholders."

DISCLOSURE NOTICE: In addition to historical information, this press release includes certain "forward-looking" statements relating to the company's business prospects and the expected impact on the company of the manufacturing process and control issues described in more detail in the company's Feb. 15, 2001, press release. The reader of this release should understand that the resolution of those manufacturing issues, as well as the potential impact of those issues on the company's full-year 2001 sales and earnings, are subject to substantial risks and uncertainties, and that those issues could cause actual results to differ materially from the company's forward-looking statements. For a full description of those risks and uncertainties, the reader of this release is encouraged to read the Disclosure Notice in the company's Feb. 15, 2001, press release, which is available on the company's Web site at www.schering-plough.com. In addition to the risks and uncertainties relating to the company's manufacturing deficiencies, the company's forward-looking statements relating to, among other things, business prospects and research pipeline may also be adversely affected by general market factors, competitive product development, product availability, federal and state regulations and legislation, the regulatory process for new products and indications, new manufacturing issues that may arise, trade buying patterns, patent positions, litigation and investigations. For further details and a discussion of these and other risks and uncertainties, see the company's Securities and Exchange Commission filings, including the company's 2000 annual report on Form 10-K.

Schering-Plough is a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products worldwide.

SCHERING-PLOUGH CORPORATION
Report for the quarter ended March 31 (unaudited):
(Amounts in millions, except per share figures)

		First Quarter		% Change
		2001	2000

Net Sales		$2,319	$2,389	(3)

Costs and Expenses:
	Cost of Sales	470	457	3
	Selling, General
and Administrative		852	841	1
	Research and Development	289	290	--
	Other, Net	(25)	(25)	--

		1,586	1,563	1

Income Before Income Taxes		733	826	(11)
Income Taxes		169	198	(15)

Net Income		$564	$628	(10)

Diluted Earnings Per Common Share		$0.38	$0.42	(10)

Effective Tax Rate		23.0%	24.0%

Average Common Shares
Outstanding - Diluted		1,472	1,479

Actual Number of Common Shares		1,463	1,464
	Outstanding at March 31
Excluding exchange, diluted earnings per share for the first quarter decreased 5 percent. Net Sales by Major Product: (Dollars in millions)
	First Quarter
	2001	2000		%

ALLERGY & RESPIRATORY	$927	$956		(3)
Claritin	718	665		8
Nasonex	92	81		13
Vancenase	3	56		(94)
Proventil	40	44		(9)
Vanceril	11	37		(69)

ANTI-INFECTIVE & ANTICANCER	525	492		7
Eulexin	29	37		(21)
Intron A/Rebetron/PEG	326	336		(3)
Remicade	27	8		N/M
Temodar	43	21		N/M

CARDIOVASCULARS	164	183		(11)
Imdur	21	35		(41)
Integrilin	38	28		38
K-Dur	74	78		(5)
Nitro-Dur	26	35		(26)

DERMATOLOGICALS	142	172		(17)
Elocon	53	44		19
Lotrisone	12	50		(75)

OTHER PHARMACEUTICALS	191	209		(9)

WORLDWIDE PHARMACEUTICALS	1,949	2,012		(3)

ANIMAL HEALTH	153	156		(2)
FOOT CARE	79	90		(13)
OTC	56	43		31
SUN CARE	82	88		(6)

CONSOLIDATED NET SALES	$2,319	$2,389		(3)

N/M - not a meaningful percentage

NOTE: Additional information about U.S. and international sales for specific products is available by calling the company or visiting the corporate Web site at www.schering-plough.com.